William HILL
Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2010 JAN 27 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th January 2010

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA


10015118

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  December 7th ; 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully



SUPPL

Dennis Read
Deputy Company Secretary

Encs.

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William Hill PLC. Registered Office: Greenside House, 50 Station Road, Wood Green, London N22 7TP. Reg. No. 4212563 England

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 07 December 2009 16:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2010 JAN 27 A 9:
CORPORATE FINANCE

RNS Number : 7166D
William Hill PLC
07 December 2009

7 December 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 4 December 2009, 59,205 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was between 124 pence and 197 pence.

On the same date, a further 3,428 ordinary shares held by the Company in treasury were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plans 2005 and 2006.

Following the above transfer of shares out of treasury, the

Company has a total of 700,946,879 ordinary shares in issue, in addition 699,321 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 31 December 2009 10:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8862E
William Hill PLC
31 December 2009

William Hill PLC (the "Company")

Total Voting Rights

As at 31 December 2009 William Hill PLC has 700,946,879 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 699,321 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 700,946,879 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

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